UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

In December 2023, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated December 6, 2023: Sanofi Pipeline Transformation to Accelerate Growth Driven by Record Number of Potential Blockbuster Launches, Paving the Way to Industry Leadership in Immunology

Exhibit 99.2	Press Release dated December 7, 2023: Sarclisa® (isatuximab) Phase 3 trial met primary endpoint of progression free survival in patients with newly diagnosed multiple myeloma not eligible for transplant

Exhibit 99.3	Press Release dated December 10, 2023: Sarclisa® (isatuximab) plus KRd significantly improved rate of minimal residual disease negativity in transplant-eligible patients with newly diagnosed multiple myeloma versus KRd alone

Exhibit 99.4	Press Release dated December 11, 2023: Statement on FTC challenge to proposed license agreement with Maze Therapeutics

Exhibit 99.5	Press Release dated December 15, 2023: EMA gives positive opinion to Fexinidazole Winthrop as first oral treatment of acute form of sleeping sickness (rhodesiense) found in East and Southern Africa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 20, 2023		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Securities Law and Capital Markets

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